

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>Via E-mail</u>
Sheng Chen
Chairman of Board of Directors and Chief Executive Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re: 21Vianet Group, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 9, 2014**
> **File No. 001-35126**

Dear Mr. Chen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig D. Wilson

Craig Wilson
Sr. Asst. Chief Accountant

cc: <u>Via E-mail</u>
        Z. Julie Gao, Esq., Partner
        Skadden, Arps, Slate, Meagher & Flom LLP